

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2017

Murthy Simhambhatla
Chief Executive Officer
Evolus, Inc.
1027 Garden Street
Santa Barbara, CA
93101

   Re: Evolus, Inc.
     Draft Registration Statement on Form S-1
     Submitted August 28, 2017
     CIK No. 0001570562

Dear Dr. Simhambhatla:

   We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 28, 2017

Prospectus Summary, page 1

1. Please revise your summary to remove redundant information. For example, you provided information about the potential size of the market in the third paragraph following the heading, "Our Business" and again in the discussion following the heading, "Our Market." Similarly, you repeat information related to your distribution agreement with Daewoong Pharmaceuticals within the summary.

Risks Associated with Our Business, page 5

2.   Your summary risk factor discussion should be as prominent, with respect to presentation and substance, as the discussion of your strengths and strategy. Please relocate this discussion to immediately follow "Our Strategy" and expand your bullet points to provide additional details about the risk you are presenting. For example, expand the fourth bullet point to explain the circumstances which could result in losing your exclusive rights to DWP-450; and expand the ninth bullet point to clarify that you have not pursued regulatory approval for indications other than glabeller lines which may limit adoption of your product.

Risk Factors
A perception of a conflict of interest of our indirect physician investors..., page 24

3.   Please expand your discussion to explain the indirect and potential indirect financial interests and investments of leading physicians in the self-pay healthcare market and clinical investigators for any future pivotal or non-pivotal clinical trials. In addition, please tell us whether any of the clinical investigators in the clinical trials of DWP-450 were indirect investors in your company.

ALPHAEON and its directors and officers will have limited liability to us or you for breach of fiduciary duty., page 38

4.   We note that your certificate of incorporation provides that neither ALPHAEON, its other affiliates, nor any of their officers, directors, agents or stockholders, will have any obligation to present to you certain corporate opportunities. Please revise your disclosure to provide the types of business activities in which ALPHAEON currently engages.

Forward-Looking Statements and Statistical Data
Statistical Data, page 46

5.   We note your reference to a physician survey conducted by Bernstein Research on pages 4 and 70 as well as your statement on page 46 that you obtained industry, statistical and market data in this prospectus in part from surveys conducted by third parties. Please tell us whether you funded any of this research or commissioned any such reports. If so, please disclose your involvement and file the consent of the third party that prepared the information as an exhibit to the registration statement.

Use of Proceeds, page 47

6.   Please quantify the potential milestone payments payable to Daewoong and certain former stockholders of your company.

Selected Financial Data, page 53

7.   You state that your historical financial statements have been prepared on a standalone

basis and are derived from the financial statements and accounting records of Evolus,which is inconsistent with the disclosure on F-8 under Basis of Presentation whereby you indicate that they are derived from ALPHAEON's financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Payment Obligation Related to our Acquisition by ALPHAEON, page 56

8.   We note ALPHAEON "had" the right to terminate any future payments, including the future perpetual royalty streams, for a one-time lump sum payment to SCH of $145.0 million. Please revise your disclosure to clarify whether the right to terminate future payments for a one-time lump sum payment continues, and whether this right will be transferred to the company. In addition, we note that you intend to enter into an agreement to assume these obligations or reimburse ALPHAEON for these payments prior to the offering. Please file this agreement as an exhibit to this registration statement when it is available.

JOBS Act, page 66

9.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Business, page 67

10.   We note disclosure in Footnote 4 to the financial statements, indicating that you entered into an agreement with Teoxane, SA in April 2014 for the rights to license, distribute and develop DWP-450 in the European Union. Please tell us the status of the agreement and the basis for your determination that a discussion of the material terms is not required.

DWP-450 Overview, page 70

11.   We note your disclosure on page 28 that botulinum toxin cannot be patented, but that Daewoong has obtained a U.S. patent for the manufacturing process for botulinum toxin. Please include a discussion of any material patents that you license, including the type of patent protection, expiration dates, applicable jurisdictions and any contested proceedings and/or third party claims. Refer to Item 101(c)(1) of Regulation S-K.

Additional Safety Evaluations, page 80

12.   Please explain the term "seroconversion."

Daewoong License and Supply Agreements, page 82

13.   Please disclose the aggregate development and commercial milestones payable, aggregate amounts paid to date, minimum purchase requirements and, if applicable, the royalty rate

or range and the royalty term under the Daewoong License and Supply Agreement. Please also disclose the "certain performance requirements" that you must meet for the agreement to automatically renew.

Management, page 91

14.   We note that each of your named executive officers are currently also officers of ALPHAEON. Please revise to clarify whether they are considered full-time employees of the company and whether they will continue to also be officers of ALPHAEON after completion of the offering. If they will not be full-time employees of the company, please revise to include risk factor disclosure concerning the part-time status of your executive officers and disclose the number of service hours per month they will provide to you.

Certain Relationships and Related Party Transactions, page 101

15.   We note your disclosure on page 103 that as of June 30, 2017, you owed ALPHAEON $68.6 million and that there is currently no written agreement in place governing the terms of your related party borrowings to ALPHAEON and that you may elect to remunerate ALPHAEON through a variety of methods. Please clarify what you mean by a "variety of methods" by providing examples of how you may elect to remunerate ALPHAEON. In addition, if any of the proceeds of the offering will be used to reimburse ALPHAEON, please provide such disclosure in the Use of Proceeds section. Please also include a risk factor discussion indicating the amount of debt owed to ALPHAEON, that you anticipate ALPHAEON may continue the development of DWP-450, that you currently have not written agreement governing your related party borrowings and the your alternative methods for repaying this debt.

Principal Stockholders, page 105

16.   Please note that the definition of beneficial ownership under Item 403 of Regulation S-K includes natural persons and entities with direct or indirect voting or investment power over the shares. In this regard, please identify the person or persons with voting or investment power over the shares held by ALPHAEON Corporation.

Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
Goodwill and Intangible Asset, page F-10

17.   We assume that the business combination that created the goodwill and intangible asset recorded on your balance sheet relates to the October 2013 transaction described in Note 1 Description of Business whereby SCH acquired all of the Company's outstanding equity in exchange for 15,000 Class AA units of SCH and 15,000 Class D units of SCH. Please provide us the details of the transaction including the amounts ascribed to consideration transferred, the specific assets and liabilities acquired and their fair values, how the fair value of the intangible assets was determined, and the authoritative literature

on which SCH relied to record the business combination including its accounting for the right held (and its subsequent exercise on September 30, 2014) with the Class D units to compel SCH to sell the remaining 10% of the outstanding shares of the Company to ALPHAEON in exchange for certain payments required to be made by ALPHAEON. Also, provide us an analysis with reference to authoritative literature that supports recording the assets and liabilities acquired by SCH in the Company's financial statements..

Note 5. Commitments and Contingencies
Medytox Litigation, page F-17

18.   Regarding the Medytox litigation, please disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4.

Note 7. Stockholder's Equity (Deficit)
Series A Convertible Preferred Stock , page F-20

19.   Please provide us your accounting analysis supporting your carrying value of the series A convertible preferred stock, which appears to be less than one thousand dollars. Refer to ASC 480-10-S99-2 and S99-3A12.

You may contact Sasha Parikh at 202-551-3627 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Suzanne Hayes at 202-551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare and
Insurance